Article VIII of the Battle Mountain Gold Company Amended Bylaws, dated as of March 21, 1997, is hereby amended to add, after the first paragraph, the following:

         The provisions of Sections 78.378 to 78.3793, inclusive, of the Nevada General Corporation Law do not apply to the Corporation with respect to the acquisition by Newmont, a Delaware corporation ("Newmont"), or any person controlled by Newmont or, to the extent any such person is deemed to be an acquiring person or a person acting in concert with an acquiring person within the meaning of such provisions, any person controlling Newmont at the time of such acquisition, of the outstanding shares of the Corporation in the arrangement referred to in the Agreement and Plan of Merger, dated as of June 21, 2000, among the Corporation, Newmont and Bounty Merger Corp., a Nevada corporation and a wholly-owned subsidiary of Newmont.